Exhibit 99.7

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Norway: Discovery of hydrocarbons on the Onyx SW prospect

Paris, May 23, 2005 – Total announces a gas discovery on the licence PL255, in the Haltenbanken area of the Norwegian Sea some 150 kilometres from the coast in water depths of approximately 300 metres. Total holds a 20% in the licence beside partners Shell (operator), Statoil and Petoro.

The 6406/9-1 exploration well drilled on the Onyx SW prospect attained a total depth of 5,052 metres below sea level. Condensates were encountered in several levels of the Jurassic layer and two tests made with a maximum debit of 1.4 million cubic meters of gas per day with a 48/64 inch choke.

A complementary appreciation well will be drilled in the coming months to further establish the precise size of the discovery. Other prospects have been identified on this license and will be studied.

This discovery reinforces Total’s position in Norway where the Group presently produces around 400,000 barrels of oil equivalent per day. In the years to come, Total will grow production thanks to the achievement of “Great Ekofisk” project and the start-up of the liquefied natural gas project Snohvit.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com